SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Urovant Sciences Ltd.

(Name of Issuer)

Common Shares, $0.000037453 par value per share

(Title of Class of Securities)

G9381B 108

(CUSIP Number)

Seok Oh

1 Circle Star Way, San Carlos, California 94070

(650) 562-8202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons SVF Investments (UK) Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO - other
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,703,669 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,703,669 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 75.6% (Item 5)
14.	Type of Reporting Person (see instructions) CO

1.	Names of Reporting Persons SVF Holdings (UK) LLP
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO - other
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,703,669 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,703,669 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 75.6% (Item 5)
14.	Type of Reporting Person (see instructions) PN

1.	Names of Reporting Persons SoftBank Vision Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO - other
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,703,669 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,703,669 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 75.6% (Item 5)
14.	Type of Reporting Person (see instructions) PN

1.	Names of Reporting Persons SVF GP (Jersey) Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO - other
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,703,669 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,703,669 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 75.6% (Item 5)
14.	Type of Reporting Person (see instructions) CO

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common shares, $0.000037453 par value (the “Common Shares”), of Urovant Sciences Ltd., a Bermuda company (the “Issuer”). The address of the principal executive offices of the Issuer is Suite 1, 3rd Floor, 11-12 St. James’s Square, London, United Kingdom SW1Y 4LB.

Item 2.	Identity and Background.

(a)–(c)

This Schedule 13D is filed by SVF Investments (UK) Limited (“SVF Investments”), which is a wholly owned subsidiary of SVF Holdings (UK) LLP (“SVF Holdings”), which is a wholly owned subsidiary of SoftBank Vision Fund L.P. (“SoftBank Vision Fund”). SVF GP (Jersey) Limited (“SVF GP”), is the general partner of SoftBank Vision Fund. SVF Investments, SVF Holdings, SoftBank Vision Fund and SVF GP are referred to herein collectively as the “Reporting Persons”.

The principal executive offices of SVF Investments and SVF Holdings is 69 Grosvenor Street, London, United Kingdom W1K 3JP. The principal executive office of SVF GP and Softbank Vision Fund is Aztec Group House, 11-15 Seaton Place, St. Helier, Jersey JE4 0QH.

The principal business of SVF GP is the management and control of the business of the SoftBank Vision Fund. The principal business of the SoftBank Vision Fund is to engage in making investments in securities of public and private companies. The principal business of SVF Investments and SVF Holdings is to directly hold securities of public and private companies, as determined by SVF GP, via SoftBank Vision Fund.

Each of Jonathan Bullock, Rajeev Misra, Simon King and Robert David Milner is a managing director of SVF GP. Messrs. Bullock, Misra, King and Milner are referred to collectively herein as the “Covered Persons.” The business addresses and principal occupations of each of the Covered Persons are set forth in Appendix A attached hereto, which is incorporated herein by reference. The business address of each Covered Person is also the address of the principal employer of such Covered Person.

(d)	During the last five years, none of the Reporting Persons nor any of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

(e)

During the last five years, none of the Reporting Persons nor any of the Covered Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

See Item 2(a)-(c) above for citizenship of each of the Reporting Persons. The citizenship of each of the Covered Persons is set forth in Appendix A attached hereto which is incorporated herein by reference.

The information set forth or incorporated in Items 4 and 5 is hereby incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering, which closed on October 1, 2018 (the “IPO”), Roivant Sciences, Ltd. (“Roivant”) was the Issuer’s sole shareholder, directly owning 20,025,098 Common Shares. In connection with the IPO, Roivant agreed to purchase 2,678,571 Common Shares at an IPO price of $14.00 per share. Roivant acquired the Common Shares using cash on hand.

Item 4.	Purpose of Transaction.

To the extent required by Item 4, the information contained in Items 3 above and 6 below is incorporated herein by reference.

Roivant directly owns the Common Shares that are the subject of this Schedule 13D. As shareholders of Roivant (following an acquisition effective September 6, 2017), the Reporting Persons are filing this Schedule 13D because they may be deemed to have dispositive power and, therefore, beneficial ownership, over the Common Shares directly held by Roivant by virtue of governance arrangements in Roivant’s bye-laws.

Effective July 8, 2016, Dr. Andrew Lo was appointed to the board of directors of Roivant (the “Roivant Board”). Effective October 18, 2016, Patrick Machado was appointed to the Roivant Board. Each of Dr. Lo and Mr. Machado is an “independent director” within the meaning of that term under Roivant’s bye-laws. As of the appointment of at least one independent director on the Roivant Board, SVF Investments, voting unanimously with the other major shareholders of Roivant, has the right to override certain decisions of the Roivant Board under Roivant’s bye-laws, including with respect to dispositions of Common Shares (the “Override Right”). The Reporting Persons are filing this Schedule 13D because they may be deemed to have “dispositive power” and, therefore, beneficial ownership, over the Common Shares owned directly by Roivant due to the Override Right. The filing of this statement should not be deemed an admission that the Reporting Persons are, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owners of any securities covered by this statement.

None of the Reporting Persons currently have plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information contained on each of the cover pages of this Schedule 13D and set forth or incorporated in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.

(a)–(b)

The Common Shares are directly beneficially owned by Roivant. The Reporting Persons may be deemed to have shared dispositive power, and therefore, beneficial ownership, over the 22,703,669 Common Shares owned directly by Roivant due to the Override Right. SVF Investments is a direct shareholder of Roivant and is one of the holders of the Override Right. Additionally, SVF Holdings may be deemed to share dispositive power over the Common Shares as the sole shareholder of SVF Investments, SoftBank Vision Fund may be deemed to share dispositive power over the Common Shares as the Managing Member of SVF Holdings, and SVF GP may be deemed to share dispositive power over the Common Shares as the general partner of SVF Holdings.

The percentage of outstanding Common Shares that may be deemed to be beneficially owned by each Reporting Person is set forth on line 13 of the cover sheet of this Schedule 13D. Such percentage was calculated based on 30,025,098 Common Shares outstanding following the closing of the Issuer’s IPO as reported in the Issuer’s prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”), on September 27, 2018, assuming no exercise of the 30-day option of the underwriters of the IPO to purchase additional Common Shares.

Except as disclosed in this Schedule 13D, the Reporting Persons do not have the right to acquire any Common Shares, and do not presently have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares that the Reporting Persons may be deemed to beneficially own.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act the beneficial owners of the Common Shares.

(c)

The reported share amounts for the Reporting Persons reflect amounts as of the date hereof. Other than as reported in Item 5 in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Shares during the past 60 days.

(d)

To the best knowledge of the Reporting Persons, no person other than Roivant has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise disclosed herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1 – Agreement regarding Joint Filing of Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2018

SVF INVESTMENTS (UK) LIMITED

By:	/s/ Karen Ubell
Name:	Karen Ubell
Title:	Attorney-in-Fact

SVF HOLDINGS (UK) LLP

By:	SOFTBANK VISION FUND L.P., its Managing Member

By:	SVF GP (JERSEY) LIMITED, its General Partner

By:	/s/ Karen Ubell
Name:	Karen Ubell
Title:	Attorney-in-Fact

SOFTBANK VISION FUND L.P.

By:	SVF GP (JERSEY) LIMITED, its General Partner

By:	/s/ Karen Ubell
Name:	Karen Ubell
Title:	Attorney-in-Fact

SVF GP (JERSEY) LIMITED

By:	/s/ Karen Ubell
Name:	Karen Ubell
Title:	Attorney-in-Fact

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation	Citizenship
Jonathan Bullock	69 Grosvenor Street, London, United Kingdom W1K 3JP	Director	United Kingdom

Rajeev Misra	69 Grosvenor Street, London, United Kingdom W1K 3JP	Director	United Kingdom

Simon King	Aztec Group House 11-15 Seaton Place, St. Helier, Jersey JE4 0QH	Director	United Kingdom

Robert David Milner	Aztec Group House 11-15 Seaton Place, St. Helier, Jersey JE4 0QH	Director and Attorney	United Kingdom